                                UNITED STATES             Commission File Number
                      SECURITIES AND EXCHANGE COMMISSION            001-13785
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        055950109

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:
                                  --------------------------------
                 [ X ]    Transition Report on Form 10-K
                 [   ]    Transition Report on Form 20-F
                 [   ]    Transition Report on Form 11-K
                 [   ]    Transition Report on Form 10-Q
                 [   ]    Transition Report on Form N-SAR
                 For the Transition Period Ended: March 31, 1998
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 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

BMJ Medical Management, Inc.
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Full Name of Registrant


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Former Name if Applicable

4800 North Federal Highway, Suite 101E
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Address of Principal Executive Office (STREET AND NUMBER)

Boca Raton, Florida 33431
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Transition Report on Form 10-K for BMJ Medical Management, Inc., a Delaware corporation (the "Company") for the transition period ended March 31, 1998 could not be filed within the prescribed time period due to a certain subsequent event which necessitated changes to certain portions of the disclosure set forth in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations;" and in "Item 8. Financial Statements and Supplementary Data." The Company expects to complete and revise the information required to be filed with the Securities and Exchange Commission not later than fifteen calendar days after June 29, 1998.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Neil F. Luria               (561)               391-1311
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
          X Yes      No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?       Yes    X  No
                                       ---      ---

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                         BMJ Medical Management, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 30, 1998                  By  /s/ NEIL F. LURIA
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                                         NEIL F. LURIA
                                         Secretary and General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.